November 24, 2009
VIA EDGAR CORRESPONDENCE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 4720
Re:	HCA Inc. Form 10-K for the Year Ended December 31, 2008 Filed on March 4, 2009 File No. 001-11239
Dear Mr. Rosenberg:
     On behalf of HCA Inc. (the “Company,” “our” or “we”), please find below our responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 13, 2009 (the “Comment Letter”), concerning the Company’s Form 10-K for the year ended December 31, 2008 (the “2008 10-K). These responses are being made to supplement our October 5, 2009 responses to your September 23, 2009 comment letter.
     For your convenience, we have set out the text of the comments from the November 13, 2009 Comment Letter in italics, followed by our responses.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Doubtful Accounts and the Allowance for Doubtful Accounts, page 41
1.	Please refer to your response to part (b) of our prior comment number two. Please confirm that you will include the information provided in your response in future filings.
We will provide the following disclosure in our 2009 10-K.
“We believe our quarterly updates to the estimated allowance for doubtful accounts at each of our hospital facilities provide materially reasonable valuations of our accounts receivable. These routine, quarterly changes in estimates have not resulted in material adjustments to our allowance for doubtful accounts, provision for doubtful accounts or period-to-period comparisons of our results of operations.”

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
November 24, 2009

Professional Liability Claims, page 43
2.	We have reviewed your response to our prior comment three:
•	As previously requested in part (a), please revise your disclosure to provide a description of the method used to estimate unreported professional liability claims; and
We will revise and supplement our previous response to your prior comment three and will provide the following disclosure in our 2009 10-K.
“Individual case reserves are established based upon the particular circumstances of each reported claim and represent our estimates of the future costs that will be paid on reported claims. Case reserves are reduced as claim payments are made and are adjusted upward or downward as our estimates regarding the amounts of future losses are revised. Once the case reserves for known claims are determined, information is stratified by loss layers and retentions, accident years, reported years, and geographic location of our hospitals. Several actuarial methods utilize this data to produce estimates of ultimate losses and reserves for incurred but not reported claims, including: paid and incurred extrapolation methods utilizing paid and incurred loss development to estimate ultimate losses; frequency and severity methods utilizing paid and incurred claims development to estimate ultimate average frequency (number of claims) and ultimate average severity (cost per claim); and Bornhuetter-Ferguson methods which add expected development to actual paid or incurred experience to estimate ultimate losses. These methods use our company-specific historical claims data and other information. Company-specific claim reporting and settlement data collected over an approximate 20-year period is used in our reserve estimation process. This company-specific data includes information regarding our business, including historical paid losses and loss adjustment expenses, historical and current case loss reserves, actual and projected hospital statistical data, professional liability retentions for each policy year, geographic information and other data”.
•	With respect to your response to part (f), we continue to believe that the requested disclosure relating to a sensitivity analysis for any significant assumptions for estimating your professional liability is needed. Please revise your disclosure to address the original comment.
We will provide the following disclosure in our 2009 10-K. Please note we disclose the professional liability reserve ranges for the two most current years and our suggested additional disclosure would follow the disclosure of the reserve ranges.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
November 24, 2009

“Our estimated reserves for professional liability claims may change significantly if future claims differ from expected trends. We perform sensitivity analyses which model the volatility of key actuarial assumptions and monitor our reserves for adequacy relative to all our assumptions in the aggregate. We consider the number and severity of claims to be the most significant assumptions in estimating reserves for professional liabilities. A ___% change in the expected frequency trend could be reasonably likely and would increase the reserve estimate by $___ million or reduce the reserve estimate by $___ million. A ___% change in the expected claim severity trend could be reasonably likely and would increase the reserve estimate by $___ million or reduce the reserve estimate by $___ million. Based on our analysis, we believe the estimated professional liability reserve ranges represent the reasonably likely outcomes for ultimate losses. We believe adequate reserves have been recorded for our professional liability claims; however, due to the complexity of the claims, the extended period of time to settle the claims and the wide range of potential outcomes, our ultimate liability for professional liability claims could change by more than the estimated sensitivity amounts and could change materially from our current estimates.”
     The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges:
1.	The company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (615) 344-5900 or fax (615) 344-5959 if you have any questions. Thank you in advance for your prompt attention to this matter.
Sincerely,
Don Street
Chief Accounting Officer

Cc:	Tabatha Akins, Securities and Exchange Commission Mary Mast, Securities and Exchange Commission